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                           March 15, 2023

       Tony J. VunCannon
       Executive Vice President and Chief Financial Officer
       HomeTrust Bancshares, Inc.
       10 Woodfin Street
       Asheville, North Carolina 28801

                                                        Re: HomeTrust
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2023
                                                            File No. 333-270288

       Dear Tony J. VunCannon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance